1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 (202) 261-3313 Direct +1 (202) 261-3016 Fax

September 21, 2009

Via EDGAR

Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PennantPark Investment Corp. (the “Fund”)
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2
File No. 333-150033

Dear Mr. Sandoe:

Thank you for your comments on September 18, 2009 regarding Post-Effective Amendment No.1 to the Fund’s Registration Statement on Form N-2 (Registration No. 333-150033) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2009. We describe below the changes that we have made in response to your comments to Post-Effective Amendment No. 2 (“Amendment 2”) to the Registration Statement that the Fund filed on September 21, 2009. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. The page references that we refer to in our responses are to Amendment 2. We will also provide you with courtesy copies of Amendment No. 2 as filed and marked with the changes from Post-Effective Amendment No. 1 to the Registration Statement.

Risk Factors—page 24

Comment 1: Make clear that the Fund has investment restrictions due to its status as a Regulated Investment Company .

As requested, the Fund has revised the risk factor on page 24 as follows:

We are a non-diversified investment company within the meaning of the 1940 Act. The 1940 Act does not limit the proportion of our assets that may be invested in securities of a single issuer, although we are required to diversify our assets in order to meet the requirements for a RIC under the Code.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Christian T. Sandoe, Esq. September 21, 2009 Page 2

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer, excluding limitations on stakeholdings in investment companies. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a RIC, we are required to diversify our assets, but we do not have any fixed guidelines for diversification under the 1940 Act.

Business-page 56

Provide more clear disclosure about how the Fund can partner with private equity to make investments. Please make the same change to the corresponding disclosure in the prospectus summary.

As requested, the Fund has revised pages 2 and 56 as follows:

We believe there is a large pool of uninvested private equity capital which is likely to seek to combine their capital with sources of debt capital to complete private investments. We expect that private equity firms will continue to be active investors in middle-market companies. These private equity funds generally seek to leverage their investments by combining their capital with mezzanine loans and/or senior secured loans provided by other sources, and we believe that our capital is well-positioned to partner with such equity investors. We expect such activity to be funded by the substantial amounts of private equity capital that have been raised in recent years.

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If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

Thomas Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Investment Corporation